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VIA EDGAR AND FEDEX

January 21, 2015

Sonia Barros, Esq.

Sara von Althann, Esq.
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                             National Storage Affiliates Trust
Amendment No. 2 to
Draft Registration Statement on Form S-11
Confidentially Submitted December 23, 2014
CIK No. 0001618563

Responses to Staff comments made by letter dated January 9, 2015

Dear Ms. Barros and Ms. von Althann:

On behalf of our client, National Storage Affiliates Trust, a Maryland real estate investment trust (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated January 9, 2015 (the “Comment Letter”) in connection with the Company’s Amendment No. 2 to the original Registration Statement on Form S-11, which was submitted to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012 (the “Amended Registration Statement”).  Where appropriate, the term “Company” includes the Company’s operating partnership, NSA OP, LP, a Delaware limited partnership.  Concurrently with the submission of this response letter, the Company is confidentially submitting Amendment No. 3 to the Amended Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

The Company has enclosed with this letter a marked copy of the Registration Statement (the “Marked Copy”), which was confidentially submitted today by the Company via EDGAR, reflecting all changes made to the Amended Registration Statement.  All page references in the responses below are to the pages of the Marked Copy of the Registration Statement unless otherwise specified.

General

1.              We note your response to our prior comment 1(a). You state there are four Northwest properties, four Optivest properties and one Guardian property [that] are not being acquired from Northwest, Optivest and Guardian and they are being acquired from third parties. Please clarify for us how you determined these nine properties are being acquired from third parties and not Northwest, Optivest, and Guardian. Please revise your filing to clarify the seller of these nine properties.

Company Response

In response to the Staff’s comment, the Company advises the Staff that eight of the properties referenced above (those relating to Northwest and Optivest) were acquired directly by the Company’s operating partnership pursuant to purchase and sale agreements from unrelated third-party sellers, not from Northwest or Optivest.  Following the acquisition, these properties will be managed by Northwest and Optivest, as applicable.  The ninth property, which will be managed by Guardian, was contributed to the Company’s operating partnership by Guardian shortly following Guardian’s acquisition of this property from an unrelated third-party seller.

Under the caption, “Prospectus Summary—The Formation and Structure of Our Company—Acquisition of In-Place Portfolio” on page 11, the Company already discloses that 47 properties, which were sourced by the Company’s PROs, were acquired pursuant to purchase and sale agreements with certain third-party owners.  The eight Northwest and Optivest properties referenced above are included in this figure.  In the same paragraph, the Company also discloses that the balance of the Company’s in-place portfolio was accumulated pursuant to separate contribution agreements, which includes the Guardian property referenced above.

In further response to the Staff’s comment, the Company has added footnotes to the table on page F-3 to clarify that these nine properties and others were acquired from unrelated third-party sellers.

Prospectus Summary, page 1

2.                                      We note your response to our prior comment two and your revisions to your filing. Please further revise the disclosure throughout the filing to disaggregate the properties in the In-Place Portfolio by those acquisitions that have closed and those that are considered probable of closing. Your revisions should be to any discussion of your In-Place Portfolio within your filing and should be disaggregated by PRO, when applicable.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure under the definition of “in-place portfolio” under the caption “Certain Defined Terms” on page ii to separate the properties in the Company’s in-place portfolio into three categories:  (i) 220 properties that the Company currently owns; (ii) 18 properties that the Company expects to acquire prior to or concurrently with the completion of the offering, and (iii) 8 properties that the Company expects to acquire upon the receipt of lender consents, which may occur prior to, concurrently with, or following the completion of the offering.  The first category represents the acquisitions that have closed and the second and third categories represent the acquisitions that are considered probable of closing.

By modifying the definition described above, the Company has revised the disclosure throughout the filing to disaggregate the properties included in each category.  In further response to the Staff’s comment, the Company has revised its disclosure to describe these three categories under the captions “Prospectus Summary—Our Competitive Strengths—High Quality Properties in Key Growth Markets” on page 5 and “Business and Properties—Our Competitive Strengths—High Quality Properties in Key Growth Markets” on page 107.

In addition, in a footnote to the tables under the captions “Prospectus Summary—Company Overview—Our PROs” on page 3 and “Business and Properties—Our PROs” on page 106, the Company has disaggregated, by PRO, the properties in the second and third categories from those in the first category.

Prospectus Summary

Our Business and Growth Strategies

Acquire Built-in Pipeline of Target Properties from Existing PROs, page 8

3.                                      We note your revised disclosure in response to comments 3 and 6 of our letter dated December 18, 2014. Your revised disclosure appears to indicate that there are only 6 properties in your pipeline which need to achieve targeted occupancy before you would make an offer for acquisition. If true, please revise your disclosure to clarify. Please also clarify that the table on page 9 reflects the years in which you expect indebtedness to reach acceptable levels for the number of properties for which that is the case, or the years in which you expect occupancy to reach acceptable levels for the number of properties for which that is the case.

Company Response

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure under the caption “Prospectus Summary—Our Business and Growth Strategies—Acquire Built-in Pipeline of Target Properties from Existing PROs” on pages 8 and 9 and “Business and Properties—Our Business and Growth Strategies—Acquire Built-in Pipeline of Target Properties from Existing PROs” on pages 110 through 112.

In further response to the Staff’s comment, as discussed with the Staff, the Company has removed the Occupancy Percentage column from the second table under each of the above captions.

4.                                      We note your response to comment 4 of our letter dated December 18, 2014. Please revise your disclosure in the prospectus to disclose the three criteria that permit a property to enter your pipeline.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Prospectus Summary—Our Business and Growth Strategies—Acquire Built-in Pipeline of Target Properties from Existing PROs” on page 8 and “Business and Properties—Our Business and Growth Strategies—Acquire Built-in Pipeline of Target Properties from Existing PROs” on page 110 to disclose the three criteria that permit a property to enter the Company’s pipeline.

5.                                      We note your response to comment 5 of our letter dated December 18, 2014 and reissue portions of that comment. Specifically, it appears that you have not entered into negotiations to purchase 114 of your 115 pipeline properties. Please clearly disclose this fact. Additionally, it appears that you have one property under contract and have contractual rights to acquire 30 properties in which your PROs have an ownership interest (i) in the event that a PRO seeks to transfer such interests or (ii) upon maturity of outstanding indebtedness encumbering such properties so long as the occupancy of such properties is consistent with average local market levels at such time. It appears that you do not have any contractual rights to acquire the remaining properties in your pipeline. Please clearly disclose this fact.

Company Response

In response to the Staff’s comment, the Company advises the Staff that it has also revised its disclosure under the caption “Prospectus Summary—Our Business and Growth Strategies—Acquire Built-in Pipeline of Target Properties from Existing PROs” on page 9 and “Business and Properties—Our Business and Growth Strategies—Acquire Built-in Pipeline of Target Properties from Existing PROs” on page 112 to provide the clarification mentioned in the Staff’s comment.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Information

(BB) Impact of Acquisitions for 2014, page F-12

6.                                      We have considered your response to our prior comment 11. In your response, you indicate that a portion of adjustments included in the “other” column are based on an estimate derived from the operations of the respective property subsequent to acquisition. Please provide us with a schedule detailing the amount of your pro forma adjustments that are based on an estimate. Please provide this information for each line item disclosed in the table on page F-13.

Company Response

In response to the Staff’s comment, the Company supplementally provides the Staff the breakdown of seller historical accounting records and management estimates of revenue and certain expenses comprising the “other” column on page F-13 for each line item, as follows:

	Other	Seller Historical Accounting Records	Management Estimates
Revenue
Rental revenue	$2,492	$1,086	$1,406
Other property-related revenue	92	27	65
Total Revenue	2,584	1,113	1,471
Direct Operating Expenses
Property operating expenses	942	294	648
Supervisory and administrative fees	141	38	103
Total operating expenses	1,083	332	751
Excess of Revenue over Direct Operating Expenses	$1,501	$781	$720

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8527 or Andrew S. Epstein at (212) 878-8332.

Sincerely,

/s/ Jay L. Bernstein
Jay L. Bernstein

cc:           Securities and Exchange Commission

Jennifer Monick, Senior Staff Accountant

Robert Telewicz, Senior Staff Accountant

National Storage Affiliates Trust

Arlen D. Nordhagen

Tamara D. Fischer

Clifford Chance US LLP

Andrew S. Epstein

Latham & Watkins LLP

Julian Kleindorfer